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
                       UNITED STATES                         ---------------------------
             SECURITIES AND EXCHANGE COMMISSION                 COMMISSION FILE NO.
                   WASHINGTON, D.C. 20549                    ---------------------------
                                                              001-16309
                        FORM 12B-25                          ---------------------------

                NOTIFICATION OF LATE FILING

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(Check One): [ ] Form 10-K [ ]  Form 20-F [ ]  Form 11-K [X]  Form 10-Q
[ ]  Form N-SAR [ ]  Form N-CSR

               For Period Ended:  June 30, 2003
                                  --------------------------------
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
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                             The entire Form 10-QSB
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

                            Newcourt Holdings, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

                         12400 SW 134th Court, Suite 11
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                              Miami, Florida 33186
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-QSB for the quarterly period ended June 30, 2003 could not be filed with the Commission prior to the filing deadline on August 14, 2003 because the financial information and other disclosures required to be included in the Quarterly Report could not be completed by the filing deadline. The Registrant has a limited staff and is unable, at this time, to process all of the information on a timely basis. The Registrant intends to file the Form 10-QSB for the quarterly period ended June 30,2 003 within five calendar days after August 14, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      McIvan A. Jarrett                 305                   971-5370
    ------------------------        -----------      --------------------------
            (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no,
    identify report(s).  Yes [X]   No [ ]

    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?  Yes [X]   No [ ]

    As a result of the Registrant's recent acquisition of Quantum Pharmaceuticals, Inc. and Engineered Plastics Industries, Inc., the Registrant's sales for the three- and six-month periods ended June 30, 2003 are $301,470 and $735,908, respectively, as compared to $278,477 and $568,037 for the comparable periods of the prior fiscal year. The Registrant's net loss for three three- and six-month periods ended June 30, 2003 are $(16,707) and $(148,316), respectively, as compared to a net loss of $(215,579) and $(121,646) for the comparable periods of the prior fiscal year.

--------------------------------------------------------------------------------

                            NEWCOURT HOLDINGS, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2003                    By /s/ McIvan A. Jarrett
     ---------------                      --------------------------------
                                          McIvan A. Jarrett, Chief
                                          Financial Officer


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